Exhibit (e) (16)

SENIOR EXECUTIVE AGREEMENT

THIS AGREEMENT is made effective as of April 1, 2007, between GLOBAL IMAGING SYSTEMS, INC., a Delaware corporation (the “Company”), and CECIL A. MCCLARY (“Executive”).

Recitals

A. The Company and Executive desire to enter into an agreement pursuant to which Executive will be employed as the Senior Vice President of Human Resources of the Company on the terms and conditions set forth in this Agreement.

B. Certain definitions are set forth in Section 3 of this Agreement.

Agreement

The parties hereto agree as follows:

1. Employment. The Company hereby engages Executive to serve as the Senior Vice President of Human Resources of the Company, and Executive agrees to serve the Company, during the Service Term (as defined in Section 1(d) hereof) in the capacities, and subject to the terms and conditions, set forth in this Agreement.

(a) Services. During the Service Term, Executive, as Senior Vice President of Human Resources of the Company, shall have all the duties and responsibilities customarily rendered by Senior Vice Presidents of Human Resources of companies of similar size and nature and as may be reasonably assigned from time to time by the Board and the Company’s Chief Executive Officer (the “CEO”). Executive will devote his best efforts and substantially all of his business time and attention (except for vacation periods and periods of illness or other incapacity) to the business of the Company and its Affiliates. Notwithstanding the foregoing, and provided that such activities do not interfere with the fulfillment of Executive’s obligations hereunder, Executive may (A) serve as an officer, director or trustee of any charitable or non-profit entity; or (B) own up to 5% of the outstanding voting securities of any company. Unless the Company and Executive agree to the contrary, Executive’s place of employment shall be at the Company’s principal executive offices in Tampa, Florida; provided, however, that Executive will travel to such other locations of the Company and its Affiliates as may be reasonably necessary and/or as required by the Board in its sole discretion in order to discharge his duties hereunder. During the Extended Term (as defined below), if any, Executive shall perform such reasonable duties as assigned by the CEO, the Company’s Chairman, the Company’s President or the Board, but in no event shall Executive be required to travel or to work out of his home for more than one day per week without his consent, which shall not be unreasonably withheld.

(b) Salary, Bonus and Benefits.

(i) Salary and Bonus. During the Service Term, the Company will pay Executive a base salary (the “Annual Base Salary”) as the Board may designate from time to time, at the rate of not less than $200,000 per annum; provided, however, that the Annual Base Salary shall be subject to review annually by the Board for upward increases thereon. The Executive will be eligible to receive an annual bonus in an amount of up to 60-115% of Executive’s Annual Base Salary for such year, as determined by the Board based upon the Company’s achievement of budgetary and other objectives set by the Board in good faith and consistent with past practice in consultation with the Executive, which objectives shall be reasonable in light of the Company’s past year’s performance and shall be communicated to Executive by the Board prior to the start of the Company’s fiscal year. The annual bonus, if any, shall be due and payable to Executive prior to June 15th of the following fiscal year. Upon termination of this Agreement by the Company prior to expiration of the Service Term or by Executive for any reason, Executive shall have the option to elect to remain employed by the Company until Executive’s 65th birthday (the “Extended Term”). During the Extended Term, Executive shall be paid an annual base salary of Twelve Thousand Dollars ($12,000), payable in accordance with the Company’s normal payroll practices.

(ii) Benefits. During the Service Term, Executive will be entitled to such other benefits approved by the Board including those made available to the Company’s other senior executives, including participation in the Company’s healthcare plan. Executive shall be reimbursed for customary travel and other expenses, subject to standard and reasonable documentation requirements. In addition, Executive will receive a stipend of $1,200 per month for lease of an automobile and other related expenses during the Service Term. Executive shall also be eligible to receive four weeks paid vacation per annum. Any unused vacation time during each fiscal year shall be “rolled-over” to the following fiscal year to the extent permitted by the Company’s policies for other senior executives of the Company.

(iii) Options. All stock options then granted shall become fully vested upon the earlier of (i) the occurrence of a Change of Control; (ii) the Executive’s resignation for Good Reason; (iii) termination of the Executive without Cause (as defined under Florida law “Cause”); or (iv) the Executive’s retirement or commencement of the Extended Term.

(c) Termination.

(i) Events of Termination. Executive’s employment with the Company shall cease upon:

(A) Executive’s death.

(B) Executive’s voluntary retirement with 30 days prior written notice.

(C) Executive’s disability, which means his incapacity due to physical or mental illness such that he is unable to perform the essential functions of his previously assigned duties for a period of six months in any twelve month period and such incapacity has been determined to exist by either (x) the Company’s disability insurance carrier or (y) by the Board in good faith based on competent medical advice in the event that the Company does not maintain disability insurance on the Executive.

(D) Termination by the Company by the delivery to Executive during the Service Term of at least 30 days written notice of termination.

(E) Executive’s voluntary resignation by the delivery to the Board of at least 30 days written notice from Executive that Executive has resigned.

(ii) Rights on Termination.

(A) If the Company terminates Executive’s employment without Cause, then the Company will continue to pay to Executive a monthly portion of the Annual Base Salary in effect at the time of such termination for a period equal to 12-months commencing on the date of termination on regular salary payment dates (the “Severance Payments”). In such event, the Company will continue to provide Executive and his current spouse with healthcare coverage until each reaches the age of 65 following the date of termination.

(B) If the Company terminates Executive’s employment with Cause, if Executive retires, if the Service Term expires without renewal or if Executive resigns (other than within one year following a Change of Control as described under (D) below) and in any event Executive does not elect to begin the Extended Term, the Company’s obligations to pay any compensation or benefits under this Agreement will cease effective as of the date of termination. Executive’s right to receive any other health or other benefits will be determined under the provisions of applicable plans, programs or other coverages. Notwithstanding the foregoing, upon Executive’s retirement, Executive and his current spouse shall be permitted to continue to remain on the Company’s dental and medical healthcare programs until each reaches age 65 provided that Executive pays the appropriate employee contribution to maintain coverage as provided for in the applicable plans.

(C) If Executive’s employment terminates because of Executive’s death or disability, the Company will pay Executive or his estate an amount, if any, equal to his bonus for the current year prorated to reflect the number of days Executive has worked during the year in which he dies or becomes disabled (such amount to be paid after the end of such year when bonuses are normally paid to other senior executives of the Company).

(D) In the event that Executive is terminated by the Company without cause or if Executive resigns from employment with the Company, in either event within one year following the Effective Date of a Change of Control, the Company shall pay to Executive a change of control payment (the “Change of Control Payment”) consisting of Executive’s Annual Base Salary in effect at the time of such termination for a period of twenty-four (24) months, in accordance with the Company’s normal payroll practices and less all applicable withholding taxes. In addition, the Company will continue to provide Executive and his current spouse with healthcare coverage until each reaches the age of 65 following the date of the Change of Control (the Company shall continue to pay the Company’s normal portion of the costs of Executive’s health and dental insurance premiums in an amount consistent with that paid on the date of termination, provided that Executive chooses to participate in COBRA or a similar health insurance continuation program and provides the Company with proof of such participation). The Change of Control Payment and benefits described in this Section 1(c)(ii)(D) are expressly contingent on Executive’s execution of a standard severance and release agreement containing a release of any and all claims by him against the Company. Only in the event that Executive signs and executes a severance and release agreement will Executive receive any Change of Control Payment or benefits described in this Section 1(c)(ii)(D). In addition, the Company retains the right to terminate the initiation or continuation of the Change of Control Payment and other benefits described in this Section 1(c)(ii)(D) (as well as to pursue any other remedies available at law or in equity) if it discovers that Executive materially breaches his obligations under Section 2.

Notwithstanding the foregoing, the Company’s obligation to Executive for severance pay or other rights under either subparagraphs (A), (B) or (D) above shall cease if Executive is in violation of the provisions of Section 2 hereof.. If Executive dies or is permanently disabled, then Executive or his estate shall be entitled to any disability income or life insurance payments from any insurance policies paid for by the Company or its Affiliates as specified in such policies.

(d) Term of Employment. Unless Executive’s employment under this Agreement is sooner terminated as a result of Executive’s termination in accordance with the provisions of Section 1 (c) above, Executive’s employment under this Agreement shall commence on April 1, 2007 and shall terminate on March 31, 2010 (the “Service Term”).

(e) Section 409A. Notwithstanding anything herein to the contrary, if at the time of Executive’s termination of employment with the Company, the Executive is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, and the Company notifies Executive that, based on the advice of counsel, the deferral of the commencement of any severance benefits payable under Section 3 is necessary in order to comply with Section 409A of the Code, then the Company shall defer the commencement of the severance benefits (without any reduction) by a period of at least six months after Executive’s termination of employment and any payments so deferred shall earn interest calculated at the prime rate of interest reported by The Wall Street Journal as of the date of termination. Any severance benefits that would have been paid during such six-month period but for the provisions of the preceding sentence shall be paid in a lump sum to Executive six (6) months and one (1) day after Executive’s termination of employment. The provisions of this Section shall apply only to the extent required to avoid Executive’s incurrence of any accelerated or additional tax under Section 409A of the Code.

2. Confidential Information and Goodwill; Inventions. Executive acknowledges and agrees that:

(a) As a necessary function of Executive’s employment hereunder, Executive will have access to and utilize Confidential Information which constitutes a valuable and essential asset of the Company’s business.

(b) The Confidential Information, observations and data obtained by him during the course of his performance under this Agreement concerning the business and affairs of the Company are the property of the Company, including information concerning the acquisition opportunities in or reasonably related to the Business of which Executive becomes aware during the Service Term. Therefore, Executive agrees that he will not disclose to any unauthorized person or use for his own account any of the Confidential Information without the Board’s written consent. Executive agrees to deliver to the Company at the termination of his employment, or at any other time the Company may request, all memoranda, notes, plans, records, reports and other documents (including copies thereof) relating to the Company, the Business or any other Confidential Information.

(c) The Executive understands and agrees the terms and conditions of Executive’s employment hereunder are in consideration for Executive’s covenants contained in Section 2 of this Agreement. If, at the time of enforcement of Section 2 of this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law. Because Executive’s services are unique and because Executive has access to confidential information, the parties hereto agree that money damages would be an inadequate remedy for any breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

GENERAL PROVISIONS

3. Definitions.

“Affiliate” of any Person means any other Person, which directly or indirectly controls, is controlled by or is under common control with such Person.

“Board” means the Company’s board of directors or the board of directors or similar management body of any successor of the Company.

“Business” means any business of the Company or its Subsidiaries now or hereafter engaged in, including without limitation the business of distributing, selling and servicing office equipment in the United States.

“Change of Control Period” shall mean the period commencing on the Effective Date and ending on the first anniversary of the Effective Date.

“Confidential Information” means all confidential information and trade secrets of the Company and its Affiliates including, without limitation, the following: the identity, written lists, or descriptions of any customers, referral sources or Organizations; financial statements, cost reports, or other financial information; contract proposals or bidding information; business plans; training and operations methods and manuals; personnel records; fee structures; and management systems, policies or procedures, including related forms and manuals. “Confidential Information” shall not include any information or knowledge which: (a) is in the public domain other than by Executive’s breach of this Agreement; (b) is disclosed to Executive lawfully by a third party who is not under any obligation of confidentiality; (c) is otherwise generally known by persons engaged in the Business; or (d) was known by Executive prior to his employment with the Company.

“Effective Date” shall mean the first date on which a Change of Control (as defined in Section 5) occurs. Anything in this Agreement to the contrary notwithstanding, if a Change of Control occurs and if the Executive’s employment with the Company is terminated within twelve months prior to the date on which the Change of Control occurs, and if it is reasonably demonstrated by the Executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or (ii) otherwise arose in connection with or anticipation of a Change of Control, then for all purposes of this Agreement the “Effective Date” shall mean the date immediately prior to the date of such termination of employment.

“Organization” means any organization that has contracted with the Company for the performance of sales of products or services in connection with the Business.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Subsidiary” means any corporation of which the Company owns securities having a majority of the ordinary voting power in electing the board of directors directly or through one or more subsidiaries.

4. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class United States mail (postage prepaid, return receipt requested) or sent by reputable overnight courier service (charges prepaid) or by facsimile to the recipient at the address below indicated:

If to the Executive:

Cecil A. McClary

c/o Global Imaging Systems, Inc.

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

Tel No.:          (888) 628-7834

Fax No.:         (813) 264-7877

If to the Company:

3820 Northdale Boulevard, Suite 200A

Tampa, Florida 33624

Attention:      Thomas S. Johnson

                        Lawrence Paine, Esq.

Tel No.:          (888) 628-7834

Fax No.:         (813) 264-7877

with a copy to:

Goodwin Procter LLP

901 New York Avenue, N.W.

Washington, D.C. 20001

Attention:        Christopher J. Hagan

Tel No.:           (202) 346-4288

Fax No.:           (202) 346-4444

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

5. Change of Control. For the purpose of this Agreement, a “Change of Control” shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”), other than Golder, Thoma, Cressey, Rauner Fund IV, L.P. and its Affiliates, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (i) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company approved by the Board, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 5(a); or

(b) Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination, or the combined voting power of the then-outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

6. General Provisions.

(a) Expenses. Each party shall bear his or its own expenses in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement.

(b) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(c) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way including, without limitation, that certain Executive Agreement between the Company and Executive dated as of May 1, 2004.

(d) Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(e) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, the Company and their respective successors and assigns; provided that the rights and obligations of Executive under this Agreement shall not be assignable.

(f) Choice of Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

(g) Remedies and Arbitration. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement to recover damages and costs (including reasonable attorney’s fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. Except for the remedies of the Company provided in Section 2(c) hereof, the parties hereto agree to submit any disputes arising out of or relating to this Agreement to binding arbitration in Tampa, Florida administered by the American Arbitration Association under its Commercial Arbitration Rules, before a panel of one arbitrator, and judgment on the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any arbitration shall be entitled to recover its reasonable attorneys’ fees and costs from the other party or parties.

(h) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and Executive.

(i) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which the Company’s chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

(j) Termination. This Agreement (except for the provisions of Section 1) shall survive the termination of Executive’s employment with the Company and shall remain in full force and effect after such termination.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

GLOBAL IMAGING SYSTEMS, INC.

By:	/s/ Thomas S. Johnson
Thomas S. Johnson
Chairman

/s/ CECIL A. MCCLARY
CECIL A. MCCLARY